August 7, 2019

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

       Re: E-Home Household Service Holdings Ltd.
           Amended Draft Registration Statement on Form F-1
           Submitted August 1, 2019
           CIK No. 0001769768

Dear Mr. Xie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended DRS on Form F-1 submitted August 1, 2019

Principal Shareholders, page 74

1. We note footnote (4) to the beneficial ownership table indicating the voting agreement between E-home Group Limited and Lucky Max Global Limited. As a result of this agreement, it appears that Mr. Xie is the beneficial owner of approximately 54% of the company's shares. Please revise the table, the chart depicting your corporate structure on page 49, and include a risk factor highlighting Mr. Xie's controlling interest in the company.
 Wenshan Xie
FirstName LastNameWenshan Xie Ltd
E-Home Household Service Holdings
Comapany2019
August 7, NameE-Home Household Service Holdings Ltd
Page 2
August 7, 2019 Page 2
FirstName LastName
2. As you have now disclosed the minimum and maximum number of shares to be offered, please complete the table in your next submission.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at
(202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Telecommunications
cc:      Kevin Sun, Esq.